UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 05 )*

First Niles Financial, Inc. (Name of Issuer)
Common Stock, Par Value $0.01 per share (Title of Class of Securities)
33582N 10 6 (CUSIP Number)
December 31, 2005 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	X	] Rule 13d-1(b)
[		] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 33582N 10 6

1.	Names of Reporting Persons. First Niles Financial, Inc. Employee Stock Ownership Plan I.R.S. Identification Nos. of above persons (entities only). 37-1377183

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 57,319

	6.	Shared Voting Power 127,187

	7.	Sole Dispositive Power 184,506

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,506

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.33

12.	Type of Reporting Person EP

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SCHEDULE 13G
CUSIP No. 33582N 10 6

1.	Names of Reporting Persons. First Bankers Trust Services, Inc. I.R.S. Identification Nos. of above persons (entities only). 20-1171923

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Illinois, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 57,319

	6.	Shared Voting Power 127,187

	7.	Sole Dispositive Power 184,506

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,506

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.33

12.	Type of Reporting Person CO

         The ESOP holds an aggregate of 184,506 shares of Common Stock (13.33% of the outstanding shares). The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

         The Trustee may be deemed to beneficially own the shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.
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Item 1.
(a)	Name of Issuer First Niles Financial, Inc. (the "Corporation")
(b)	Address of Issuer's Principal Executive Offices 55 North Main Street, Niles, Ohio 44446

Item 2.
(a)

Name of Person Filing

First Niles Financial, Inc. Employee Stock Ownership Plan (the "ESOP").

First Bankers Trust Services, Inc. (the "Trustee"), the trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

(b)

Address of Principal Business Office or, if none, Residence

The business address of the ESOP is:
55 North Main Street, Niles, Ohio 44446

The business address of the Trustee is:
2321 Kochs Lane, P.O. Box 4005, Quincy, Illinois, 62305-4005

(c)	Citizenship The Trustee is an Illinois state chartered trust company.
(d)	Title of Class of Securities Common stock, par value $.01 per share (the "Common Stock").
(e)	CUSIP Number CUSIP Number: 33582N 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ X ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 184,506
(b)	Percent of class: 13.33
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 57,319
	(ii)	Shared power to vote or to direct the vote 127,187
	(iii)	Sole power to dispose or to direct the disposition of 184,506
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006
First Niles Financial, Inc. Employee Stock Ownership Plan
By:	/s/ Linda Shultz Linda Shultz
Title:	Trust Officer, First Bankers Trust Services, Inc.

First Bankers Trust Services, Inc., as Trustee
By:	/s/ Linda Shultz Linda Shultz
Title:	Trust Officer

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